December 14, 2009
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GeoEye, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 2, 2009
Form 10-Q for the Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 1-33015
Dear Mr. Spirgel:
     On behalf of GeoEye, Inc. (the “Company”), please find below the Company’s response to the staff’s comment letter issued on December 1, 2009. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses.
Form 10-Q for the quarterly period ended September 30, 2009
Exhibits
1.	We note that you entered into a contract to extend your Service Level Agreement with the National Geospatial-Intelligence Agency on September 10, 2009, which you disclosed on your Current Report on Form 8-K filed on September 11, 2009. You, however, did not file that contract as an exhibit to that Form 8-K or the Form 10-Q for the quarterly period ended September 30, 2009. Please file this contract with your next periodic report.

Response to Comment No. 1

We will file the amendment to the Service Level Agreement as an exhibit to our next periodic report.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 8. Financial Statements and Supplementary Data, page 48
Note 3. Significant Accounting Policies, page 58

Mr. Larry Spirgel
December 14, 2009

2.	Revise in future filings to disclose your revenue recognition policy associated with cost-share amounts received from the U.S. Government.
Response to Comment No. 2

In connection with the NextView contract, NGA paid us $237.0 million to partially offset the cost of the construction and launch of GeoEye-1. These cost-share payments were recorded as deferred revenue when received. We began recognizing the deferred revenue on GeoEye-1’s in-service date, which occurred in February 2009. The revenue is being recognized on a straight-line basis over the useful life of the satellite. Future filings will disclose the foregoing revenue recognition policy associated with cost-share amounts received from the U.S. Government.
Note 11. Income Taxes, page 68
3.	We note that you filed an application for change in method of tax accounting for the NextView cost-share payments on August 8, 2008 and, based upon this application, reversed the FIN 48 reserve by recording a $29.6 million benefit to income tax expense and the creation of a deferred tax liability of $67.6 million. Please tell us why you believe it was appropriate to reflect this application in your tax accounting prior to the approval of the application for the change in method.
Response to Comment No. 3
We entered into a cost sharing arrangement with NGA in 2004 to assist us in designing and constructing GeoEye-1, a $502 million (capitalized book cost) satellite. For book purposes, we deferred the recognition of the cost-share payments until GeoEye-1’s in-service date and are recognizing the cost-share payments over the useful life of the satellite. For tax, we treated the cost-share payments received the same as for books, however in 2008, management decided to request a change in its tax revenue recognition with respect to the cost-share payments. We filed an application for a non-automatic change in tax accounting method for the cost-share payments on August 8, 2008.
This application to change the tax accounting method provides GeoEye with audit protection from penalties and interest on this issue upon the filing of the tax accounting method change request under Revenue Procedure 97-27, Section 9. Therefore, we reversed the FIN 48 reserve in the 3rd quarter of 2008 because management determined it was more likely than not that interest and penalties would not be assessed on this issue.

Mr. Larry Spirgel
December 14, 2009

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K
Compensation Discussion and Analysis, page 20
Executive Annual Incentive Compensation Program, page 22
4.	In the third full paragraph on page 23, you state that payments under your Annual Incentive Plan for fiscal 2008 are made based upon achieving corporate financial objectives relating to (i) earnings and (ii) total revenues, with each component accounting for 50% of the objective portion of your Annual Incentive Plan. Further, we note that you did not disclose these financial objectives because you believe that disclosure of these objectives could cause you competitive harm.
Please provide a detailed analysis of why you believe disclosure of these financial objectives would cause you competitive harm. Please note your response should avoid conclusory statements that your company will suffer injury or that your competitive position will be harmed if these financial objectives or other performance targets are disclosed. Also, we generally do not agree with arguments that disclosing either (i) the names of the specific financial objectives or performance targets that were used in making executive compensation decisions or (ii) prior year’s performance targets would cause a company competitive harm.
In the alternative, please confirm that you will disclose in future filings any financial objectives and other performance targets (and the threshold levels for each performance goal) that are material to your executive compensation policies and decisions.
Response to Comment No. 4
We obtained a Confidential Treatment Order from the staff authorizing us not to disclose the financial objectives for the 2009 plan until March 31, 2010. In response to Comment No. 4, we confirm, in the alternative, that we will disclose in future filings prior year performance targets with respect to the 2009 plan and future plans in accordance with the Confidential Treatment Order.
5.	In the third full paragraph on page 23, you also state that payouts under the Annual Incentive Plan could be adjusted based on a named executive officer’s individual performance. In future filings, please disclose the factors or criteria – either subjective or objective – that are used to evaluate a named executive officer’s performance and how a named executive officer performed specifically with respect to any factors or criteria.

Mr. Larry Spirgel
December 14, 2009

Response to Comment No. 5
When evaluating a named executive officer’s performance, the Compensation Committee may consider factors such as the individual’s role in the company, his level of responsibility, achievement of personal performance goals, growth in sales, revenue or new business for which the individual executive is responsible, and overall performance impact on financial results. Based on the Compensation Committee’s assessment of performance, a named executive officer’s payout under the Annual Incentive Plan may be adjusted. Future filings will reflect the basis for the Committee’s assessment of executive performance and adjustment of targets, if any.
Long-term Incentive Compensation, page 23
6.	From the second full paragraph on page 24, we note that your restricted stock unit grants vest based on meeting a “return on assets” performance target. In future filings, please disclose the exact performance target and show numerically how this target is calculated from your audited financial statements.
Response to Comment No. 6
To disclose the exact numerical formula in advance could expose us to economic harm. Accordingly, we intend to expand the request for Confidential Treatment Order issued in April 2009 to protect this information as well. If the staff grants confidential treatment for this information as well, we confirm in the alternative, that we will disclose in future filings, prior year performance targets with respect to the 2009 plan and future plans in accordance with the Confidential Treatment Order.
7.	In future filings, please discuss and describe the factors or criteria – either subjective or objective – that the Compensation Committee considered when it determined how many restricted stock units and options to grant to your named executive officers. We also note that your CEO’s grant date fair value of stock and option awards is materially greater than your other named executive officers. Please explain any material factors or circumstances that result in different compensation decisions and policies among your named executive officers.
Response to Comment No. 7
The Compensation Committee considers factors such as an individual’s role within the company, his level of responsibility, experience, level of performance, stock price, prior award history, and compensation practices of industry peers when determining the amount of restricted stock units and options to be granted to named executive officers. Awards made to the CEO are based on the same criteria. In addition to receiving higher overall compensation, the CEO also receives a larger portion of his compensation in the form of equity grants which accounts for the materially greater amounts granted to the CEO. In future filings, we will discuss and describe the factors or

Mr. Larry Spirgel
December 14, 2009

criteria that the Compensation Committee considered when it determined how many restricted stock units and options to grant to our named executive officers as well as any material factors or circumstances that result in different compensation decisions and policies among our named executive officers.
2008 Outstanding Equity Awards at Fiscal Year-End, page 30
8.	We note that the option exercise price is missing for the grants made to Mr. Balthazor on April 12, 2007 and December 22, 2008 and to Mr. Wilt on November 2, 2006 and April 12, 2007. Please advise why and, in future filings, please provide this information.
Response to Comment No. 8
The option exercise prices identified in Comment No. 8 were inadvertently omitted due to a proofing oversight. All such grants were made with per share exercise prices equal to the fair market value of a share of common stock as of the applicable grant date. All such information will be included in future filings.
9.	We note that you have not disclosed the options that are to be awarded under your Long Term Incentive Program under column (d) pursuant to Instruction 5 to Item 402(f)(2) of Regulation S-K. For instance, we note that footnote (1) discloses that options granted in 2004 and 2006 are non-LTIP options. However, other footnotes such as footnotes (4) and (10) disclose outstanding options under your LTIP that should be under column (d). Please disclose options that are awarded under your equity incentive plans and are still subject to outstanding performance conditions in column (d) in future filings or explain your current disclosure.
Response to Comment No. 9
The options awarded under our Long Term Incentive Program have a time-based vesting schedule and are no longer subject to outstanding performance conditions once awarded to the executive. Therefore the options are appropriately disclosed under column (c).
Potential Payments Upon Change in Control + Termination Without Cause, page 34
10.	We note that footnote (10) to this table states that Mr. Dubois resigned as your CFO on December 10, 2008 but was employed until April 15, 2009 in exchange for certain severance-related benefits payable on that date and, under his separation agreement, that Mr. Dubois was not entitled to any other severance-related benefits. At the same time, the third full paragraph on page 39 shows the severance benefits that were payable to Mr. Dubois. Please explain whether the benefits disclosed on page 39 were the same benefits referenced as payable on April 15, 2009 in footnote (10) and why you did not disclose these amounts in column (i) of your Summary Compensation Table pursuant to Item 402(c)(2)(ix)(D)(1).

Mr. Larry Spirgel
December 14, 2009

Response to Comment No. 10
In accordance with Item 402(c)(2)(ix)(D)(1), the compensation Mr. Dubois received in connection with his separation agreement described on page 39 and referred to in footnote (10) on page 35 was not paid nor had payment become due to Mr. Dubois for the covered fiscal year and therefore was not reported in the 2008 Summary Compensation table.
In connection with our responses to your comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning this submission, please telephone me at 703-480-4635.

Very truly yours,
/s/ Joseph F. Greeves
Joseph F. Greeves
Executive Vice President and Chief Financial Officer